Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

The Registrant has the following wholly-owned subsidiaries which, except as indicated, do business under their respective legal names:

Name	Place of Incorporation

WD-40 Manufacturing Company	California, USA

WD-40 Company (Canada) Ltd.	Ontario, Canada

WD-40 Holdings Limited	London, England

WD-40 Company Limited	London, England

WD-40 Company (Australia) Pty. Limited	New South Wales, Australia

WD-40 Co. Mexico S. de R.L. de C.V.	Monterrey, N.L., Mexico

HPD Laboratories Inc.	Delaware, USA

Heartland Corporation	Kansas, USA

Wu Di (Shanghai) Industrial Co., Ltd.	Shanghai, China

WD-40 Company (Malaysia) Sdn. Bhd.	Kuala Lumpur, Malaysia